P10, Inc.

4514 Cole Avenue, Suite 1600

Dallas, Texas 75205

November 28, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.

Acceleration Request

Registration Statement on Form S-3

Filed November 20, 2023

File No. 333-275667

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, P10, Inc. (the “Registrant”) respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-275667) (the “Registration Statement”), so that it may become effective at 4:00 PM, Eastern time, on November 30, 2023, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)

the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam Finerman of Baker & Hostetler LLP at (212) 589-4233 or afinerman@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

P10, Inc.

By:	/s/ Amanda Coussens
Amanda Coussens
Chief Financial Officer